Exhibit 99.1

Clearmind Medicine Announces Initiation of First in Human Clinical Trial with CMND-100 in Alcohol Use Disorder Patients

Study represents the first clinical application of CMND-100, the Company’s proprietary drug platform

Vancouver, Canada, March 18, 2025 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND), (FSE: CWY0) (“Clearmind” or the “Company”), a clinical-stage biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, announces today that it initiated its Phase I/IIa clinical trial investigating the safety, tolerability and full pharmacokinetic profile of its innovative treatment, CMND-100, in Alcohol Use Disorder (AUD) patients. This study is the first clinical application of the Company’s proprietary CMND-100 platform and marks a significant milestone in the Company’s mission to provide innovative solutions for addictions, weight loss and mental health disorders.

The first site to be initiated is IMCA in Israel and will be led by Prof. Mark Weiser, head of the Psychiatric Division at the Sheba Medical Center, whose specializations include cognitive impairment in persons with psychiatric disorders, such as substance abuse, depression and personality disorders.

“Transitioning to a clinical stage pharmaceutical company is a major milestone for our Company, enabling us to evaluate whether the promising results from our animal studies will translate to human clinical trial participants with AUD,” said Adi Zuloff-Shani, Ph.D., Clearmind’ s Chief Executive Officer. “Previously announced preclinical data on alcohol curb supports the potential ofCMND-100 as a novel and effective treatment approach for alcoholism, addressing a significant unmet medical need.”

The Phase I/IIa trial is designed to assess the safety, tolerability, and pharmacokinetics of CMND-100 in individuals diagnosed with AUD. The study will also include preliminary efficacy evaluations, examining the drug’s potential to reduce alcohol cravings and consumption.

In addition to the IMCA Center in Israel, the trial will be conducted at two prestigious U.S. research institutions, Yale School of Medicine’s Department of Psychiatry and Johns Hopkins University School of Medicine.

CMND-100 is Clearmind’s proprietary MEAI-based oral drug candidate, developed as a potential breakthrough treatment for AUD. Unlike traditional treatment methods, CMND-100 is designed to offer a novel approach by modulating reward mechanisms associated with addictive behavior.

Addressing the Global Alcohol Use Disorder Crisis

Alcohol Use Disorder remains a major global health challenge, affecting millions of individuals worldwide. The disorder is linked to severe health complications, including liver disease, cardiovascular issues, and mental health disorders. Current treatment options remain limited and often ineffective, highlighting the urgent need for innovative therapeutic solutions.

AUD continues to be a significant global health concern, affecting millions worldwide. According to the World Health Organization (WHO), approximately 400 million people aged 15 years and older live with alcohol use disorders, with 209 million experiencing alcohol dependence. The impact of alcohol consumption is profound, contributing to 2.6 million deaths annually, accounting for 4.7% of all global deaths. Notably, 13% of these deaths occur among individuals aged 20 to 39, highlighting the vulnerability of younger populations. In the United States, the prevalence of AUD among young adults is particularly alarming. Data from the 2023 National Survey on Drug Use and Health (NSDUH) indicates that 15.1% of adults aged 18 to 25 met the criteria for past-year AUD.

About Clearmind Medicine Inc.

Clearmind is a clinical-stage psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families including 31 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY0.”

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com

Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries

Info@Clearmindmedicine.com

www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses transitioning to a clinical stage pharmaceutical company and the potential for CMND-100 to provide a novel, effective approach to alcoholism treatment, addressing a major unmet medical need.  Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2023 filed with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.